Exhibit 77(E)
                               Legal Proceedings

Himachal Futuristic Communications Ltd. - India Enforcement Directorate

On May 31, 2002, the India Enforcement Directorate (the "Directorate") issued a "Memorandum" to approximately 14 foreign institutional investors (mostly US investment advisers and referred to as "FIIs") and their 20 related sub-accounts (most of which are mutual funds) regarding their purchases of shares of an Indian company, Himachal Futuristic Communications Ltd. ("Himachal"). ING Emerging Countries Fund (the "Fund") is one of the sub-accounts that purchased those shares. At the time of the purchase, Nicholas-Applegate Capital Management ("Nicholas-Applegate") was the related FII because it was the sub-adviser to the Fund.

The Memorandum alleges that these purchases violated Sections 19(1)(b), 64(2), 68(1) and 68(2) of India's Foreign Exchange Regulation Act and Sections 49(3) and 49(4) of the India's Foreign Exchange Management Act. The Directorate believes these purchases needed to be approved in advance by the Reserve Bank of India, and such approval was not obtained. The Memorandum gave each FII 10 days to respond as to why formal administrative proceedings should not be instituted against such FII.

The Directorate has also issued a notice to the Fund's sub-custodian placing a lien on the Fund's account in India in the amount of approximately $1.9 million. The notice requires the Fund to obtain a bank guarantee in the event that the Fund did not have $1.9 million on deposit (it did not).

Because the lien is only on the Fund's cash account in India, the Fund is technically able to sell the remaining securities in the securities account. However, because the proceeds of any such sale would then be captured in the cash account, and made subject to the lien, the Funds has refrained from such trading.

We have been successful in having the three Nicholas-Applegate cases (including the Emerging Countries Fund) separated from the other cases. Also, a hearing officer has ruled in our favor and ordered the Enforcement Directorate to release the accounts. The Enforcement Directorate had 45 days in which to appeal the decision, but they did not. However, the Enforcement Directorate still may go into court and ask for a waiver of the 45 day period and file an appeal.